Exhibit 99.1

QUEENSTAKE RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis has been prepared as at May 14, 2007 unless otherwise indicated, and it should be read in conjunction with the accompanying unaudited interim consolidated financial statements of Queenstake Resources Ltd. (“Queenstake” or the “Company”) as at March 31, 2007 and the notes thereto which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).   All dollar figures are in U.S. dollars, unless otherwise indicated.

INTRODUCTION

The Company engages in the mining, processing, production and sale of gold, as well as related activities including development and exploration.  The Company’s principal asset and primary source of revenue is its 100% owned Jerritt Canyon mine complex where it operates several mines and an ore processing plant, located 50 miles north of Elko, Nevada.  The Jerritt Canyon mine complex consists of two underground mines, which together with ore stockpiles feed ore to an ore processing mill. Jerritt Canyon has extensive exploration potential, comprised of an approximately 119-square mile land position that it controls, together with a geological database compiled over the past 29 years.

The Company acquired the Jerritt Canyon Mine on June 30, 2003; prior to that date the Company was an exploration company and did not have commercial scale gold production.

QUEENSTAKE — YGC MERGER

Effective March 16, 2007, the Company and YGC Resources Ltd. (“YGC”) completed all due diligence requirements and signed a definitive combination agreement to merge the companies to form Yukon-Nevada Gold Corporation (“Yukon-Nevada”).  The business combination is structured as a plan of arrangement whereby the Company will become a wholly-owned subsidiary of YGC.  Upon completion of the Arrangement, YGC will change its name to Yukon-Nevada.  Under the agreed upon terms, shareholders of Queenstake will receive one common share of Yukon-Nevada for each ten shares of Queenstake held.  Outstanding Queenstake warrants and options will be assumed or exchanged by Yukon-Nevada on the basis of the same ratio.  The proposed transaction will combine Queenstake’s and YGC’s mineral property interests in North America to create operating efficiency with emphasis on production from the Jerritt Canyon gold mine in Nevada, and the advancement towards near term production of the Ketza River gold property in the Yukon.  The business combination will yield benefits to the shareholders of Yukon-Nevada by providing a greater asset base and capitalization, creating operating synergies and efficiency, reducing overhead and creating a broader share trading market with the potential for greater liquidity. In addition, the transaction will allow an aggressive and sustained exploration program throughout the extensive land packages that will be wholly owned by Yukon-Nevada in Nevada and the Yukon.  It has been agreed that the Board of Directors of Yukon-Nevada will comprise all of the current members of the Board of Directors of YGC together with Dorian (Dusty) Nicol and Peter Bojtos of Queenstake.  It has been further agreed that the President and CEO of Yukon-Nevada will be Graham C. Dickson, currently President and CEO of YGC, and that Dorian (Dusty) Nicol, currently President and CEO of Queenstake, will be Executive Vice President of Exploration of Yukon-Nevada.  The business combination is subject to shareholder, court and regulatory approvals and other conditions precedent, including a minimum Cdn $80 million net proceeds financing by YGC for the benefit of Yukon-Nevada.

On April 27, 2007, YGC announced that it had negotiated a brokered private placement for gross proceeds of up to Cdn$86.4 million with a syndicate of brokers (the “Agents”). The Agents will use their commercially reasonable efforts to sell up to 48 million subscription receipts at Cdn$1.80 each, whereby each subscription receipt will entitle the holder to acquire at no additional cost and upon certain conditions being met, one common share and one half of one transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share at a price of Cdn$3.00 for a period of five years. YGC also granted to the Agents an over-allotment option exercisable for up to an additional 7.2 million subscription receipts. The proceeds will be used for mine development, and plant and equipment upgrades at the Jerritt Canyon Mine, the preparation of a feasibility study and additional work at the Ketza River Property in the Yukon, and to provide general working capital to Yukon-Nevada.  The respective shareholder meetings of the Company and YGC to approve the plan of arrangement are scheduled to be held on May 18, 2007.  The foregoing securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to “U.S. persons” as such term is defined in Regulation S under the U.S. Securities Act unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

2007 FIRST QUARTER OVERVIEW

During the first quarter of 2007, total ore tons mined were 120,160, total ore tons processed were 210,212, total ounces of gold produced were 47,235, and cash operating costs were $575 per ounce of gold produced.  Net loss for the quarter was $5.1 million.

Summary operating and financial results during the first quarter of 2007 included:

•                  The Company reported a net loss of $5.1 million on sales of 47,445 ounces of gold;

•                  Jerritt Canyon operations produced 28,612 ounces of gold, while purchased ore and carbon contributed 18,623 ounces of gold

•                  The operation finished the quarter with an estimated 9,500 contained gold ounces in Jerritt Canyon stockpiled ore and an estimated 45,000 contained gold ounces in stockpiled ore purchased from Newmont;

•                  The mill continued to run on plan at approximately 75% of capacity.  The new bull gear completed fabrication in March and was in transit from Australia at the end of the quarter;

•                  Cash and cash equivalents on March 31, 2007 totaled $3.3 million;

•                  Unsold gold inventory on March 31, 2007 totaled 1,071 ounces; and

•                  The working capital deficit at March 31, 2007 was $12.9 million, compared to $12.4 million at year-end.

2007 SUBSEQUENT EVENT

On May 1, 2007, the Company reached agreement with Auramet Trading LLC (“Auramet”) to extend the term of the $8.0 million secured convertible bridge loan financing facility (the “Facility”) to June 29, 2007.   Under the revised terms, Queenstake will pay to Auramet a fee of $100,000 and, subject to regulatory approval, Queenstake has agreed to re-price the 10 million warrants to Cdn$0.18 per share and, to extend the expiry of the warrants an additional year to January 16, 2009.  (see “Results of Operations” below).

RESULTS OF OPERATIONS

First quarter 2007 gold production from Jerritt Canyon was 28,612 ounces, excluding production from ore and carbon purchased from Newmont which added 4,476 and 14,147 ounces of total production, respectively.  Cash operating costs per ounce for Jerritt Canyon ore were $535 for the first quarter, reflecting the seasonal ore-drying bottleneck and other mill-related production shortfalls.  Cash operating costs continue to be adversely affected by fewer gold ounces produced and increases in basic commodity prices. Cash operating costs during the first quarter were in line with the fourth quarter of 2006. This together with the higher average realized gold price compared to the fourth quarter of 2006 generated sufficient cash flow to continue to fund the ongoing operations at Jerritt Canyon and to reduce the trade payables balance.

The new mill bull gear, ordered in June of 2006, completed fabrication at the machine shop in Australia and was shipped to Jerritt Canyon in March 2007.  The new gear is expected to be on site in May 2007 and the bull gear change is scheduled for June 2007 coincident with the annual mill maintenance shutdown.  It is now planned that the mill will be down for two weeks at the end of June to allow for all maintenance and change-out activities to be completed.  During the mill shutdown, the mines will continue to produce and will stockpile ore adjacent to the mill.

On January 15, 2007, the Company closed the $8.0 million Facility with Auramet.  The borrowed funds, less costs of the transaction, primarily paid the costs of a new evaporation pond at the Jerritt Canyon operations which was mandated by the NDEP.  The Company is pursuing reimbursement for such costs under its reclamation insurance policy with American International Specialty Lines Insurance Company, a subsidiary of AIG (the “Insurer”), but the timing and receipt of such reimbursement is uncertain.  The Facility has an interest rate of 12.9% per annum and is repayable no later than June 29, 2007 (extended from April 30, 2007) in cash, or at the option of Auramet, part or all of the Facility may be repaid in common shares of Queenstake at a conversion price of $0.22 per share.  The costs of the Facility include a 3.5% underwriting fee in respect of which Auramet elected to receive partial payment with 1,464,579 Queenstake common shares.  In addition, Auramet received warrants exercisable to acquire 10 million Queenstake common shares for a term of one year at an exercise price of $0.22 per share.  On May 1, 2007, the Company reached agreement with Auramet, subject to regulatory approval, to re-price the warrants to Cdn$0.18 and to extend the expiry date of the warrants an additional year to January 16, 2009.  This Facility was necessary as a result of delays in the ongoing discussions with the Insurer for the yet unresolved reimbursement of the costs of the evaporation pond. Queenstake and its legal advisers believe that reimbursement for the cost of the evaporation pond is covered under its reclamation insurance policy and will continue to pursue this matter with the Insurer.  The $9.0 million evaporation pond was mandated by the Nevada Department of Environmental Protection (“NDEP”) earlier in 2006 as part of Jerritt Canyon’s long-term closure and reclamation plan. Construction began in the third quarter of 2006 and was approximately 95% complete at December 31, 2006. The lined evaporation pond is designed to allow water from the existing tailings containment system to be isolated while it evaporates.   At December 31, 2006, there were approximately $8 million of trade payables incurred for the evaporation pond, which were paid down subsequent to year end using proceeds of the Facility. Although the Company continues to expect reimbursement from the Insurer, the timing and receipt of such reimbursement is uncertain.

The Company filed suit on January 19, 2007 against the Insurer in United States District Court for the District of Colorado.  The suit seeks $8.4 million for construction of the evaporation pond at the Company’s Jerritt Canyon operations in Nevada plus an unspecified amount for additional damages as a result of the Insurance Company’s failure to reimburse Queenstake under its reclamation costs insurance policy.  Queenstake’s insurance policy includes coverage in respect of reclamation related costs arising as a result of changes in applicable environmental laws and government mandates.  The matter has been referred to arbitration.  Queenstake is being represented in this matter by Anderson Kill & Olick, P.C. of New York.

In November 2006, the Company entered into an agreement with the Nevada operations subsidiary of Newmont Gold Company (“Newmont”) whereby the Company agreed to process loaded carbon for Newmont utilizing existing excess capacity in the Company’s carbon stripping circuit.  Newmont agreed to pay a processing fee to the Company, and the Company agreed to strip the gold from the loaded carbon while maintaining total segregation of the Newmont carbon and gold from Jerritt Canyon carbon and gold.  As of March 31, 2007, the Company owed $5.9 million to Newmont for loaded carbon that had been delivered to the Jerritt Canyon site awaiting processing.

Operations and production summary information as compared to the same period in the prior year are as presented in Table 1 below.

Table 1 — Quarterly Production Summary

(amounts in thousands except for	Three months ended March 31,		Increase
average price amounts)	2007	2006	(Decrease)
Gold ounces produced	47,235	29,873	17,362
Gold ounces sold	47,445	28,488	18,957

Average sales price per ounce	$644	$553	91
Cash operating costs per ounce	$575	$558	17

Total tons mined	172,992	326,522	(153,530)
Ore tons mined	120,160	228,963	(108,803)
Tons processed	210,212	150,228	59,984
Grade processed (oz/ton)	0.21	0.25	(0.04)
Process recovery	85.6%	86.4%	-0.8%

Gold production from Jerritt Canyon operations was 28,612 ounces for the first quarter of 2007.  Total gold production from all ore sources increased by 17,362 ounces or 58% from the first quarter of 2006 due entirely to purchased Newmont ore.  Total ore tons processed from Jerritt Canyon operations were 210,212 for the first quarter of 2007, an increase of 59,984 tons or 40% from the first quarter of 2006.

Gold production from the Jerritt Canyon operations in the first quarter of 2007 decreased 1,261 ounces or 4.2% from the same period in 2006 primarily due to declining ore tons mined from the Smith Mine and Zone 1 of SSX.

Total ore grade processed for the first quarter of 2007 is 0.21 ounces per ton (“opt”) gold, a decline of 0.04 or 16% from the first quarter of 2006.  As compared to the fourth quarter of 2006, the grade of Queenstake ore processed decreased by 0.03 opt or 11.7%.  A reconciliation table of Queenstake Jerritt Canyon and Newmont purchased ore processed through the mill is provided below.

The increase in process tonnage is due entirely to Newmont purchased ore tons.  Beginning in August 2005 and continuing through April 2006, the mill processing rate had been scaled back from operating two roasters together to one roaster at a time.  The process rate was increased in April 2006 and the second roaster fully utilized upon the commencement of delivery of purchased ore from Newmont (see “Private Placement, Ore Processing and Property Lease Agreements” below).  Comparison to operating results from previous years should be viewed in that context.  Table 2 summarizes production results for both Jerritt Canyon ore and ore purchased from Newmont.

Table 2 — Jerritt Canyon and Purchased Ore and Carbon Production Results

	For the three months ended
	March 31, 2007
	Jerritt Canyon	Purchased
	ore	ore / carbon	Total
Ore tons processed	153,323	56,889	210,212
Grade processed (opt)	0.25	0.09	0.21
Process recovery	84.9%	90.5%	85.6%
Gold ounces produced from ore	28,612	4,476	33,088
Gold ounces produced from carbon	—	14,147	14,147
Total gold ounces produced	28,612	18,623	47,235

Cash costs (in millions of U.S. dollars, except cost per ounce) :
Mining costs	$8.5	$—	$8.5
Processing costs	6.2	2.1	8.3
Ore / carbon purchases	—	9.7	9.7
Other	0.6	—	0.6
	15.3	11.8	27.1
Cash cost per ounce	$535	$636	$575

Newmont began delivering ore to the mill in April 2006 and by March 31, 2007, the Jerritt Canyon operation had received approximately 513,000 tons of purchased ore, of which approximately 276,000 tons of purchased ore was in stockpile at March 31, 2007.  Under the terms of the purchase agreement the Company is allowed to defer payment for purchased ore until the ore is processed and the gold produced.  As of May 14, 2007, the Company is in compliance with all provisions of the ore purchase agreement with Newmont.

Processed ore tonnage and gold production for the first quarter of 2007 were unfavorably impacted as the Company continued to run the mill at a reduced capacity in order to minimize the risk of further mill pinion and bull gear mechanical issues.  A new bull gear has been completed and management anticipates that the gear will be delivered in May 2007.  The Company intends to maintain the 75% ball charge and limit the risk of failure on the gears until the new bull gear is installed in June 2007.  The mill continues to process a blend of Jerritt Canyon mined ore, Jerritt Canyon stockpiled ore and Newmont purchased ore.  The blend of ore through the mill is determined based on grade, recovery, metallurgical complements to other ore types, minimization of re-handling costs and other factors.

The reduced mill throughput in the first quarter of 2007 has resulted in a deferral of the processing of currently stockpiled ore.  The Company has estimated that there were a total of approximately 9,500 contained ounces of Jerritt Canyon ore and approximately 45,000 contained ounces of purchased ore in stockpiles at the mill at the end of the first quarter of 2007.

It is planned that the installation of the new bull gear will be completed in the second quarter of 2007.  After installation of the bull gear and completion of planned annual maintenance work, the mill will increase feed tonnage and ball charge to again operate at 100% capacity or approximately 1.5 million tons per year during the latter part of 2007.  Mill feed will consist of both Jerritt Canyon ore, and concentrates and ore purchased from Newmont’s Nevada operations.

Capitalized mine development of 1,159 feet during the quarter was essentially on 2007 plan, as the mining emphasis continues to focus on short-term production.

Gold Prices

Market prices for gold generally increased during the first quarter of 2007, with the high price of $686 per ounce occurring on February 26, 2007 and the average price for the quarter being $650, compared to an average market price of $554 during the first quarter of 2006.

The Company realized an average sales price of $644 per ounce for the first quarter of 2007, $6 per ounce lower than the average market price of $650 for the quarter.  The Company was subject to certain price protection covenants related to the Auramet Facility that negatively impacted average realized price.  As of March 31, 2007, the Company had no forward sales commitments and continues to sell its gold production at the spot price.

Gold Production

Total gold production for the first quarter of 2007 was 47,235 ounces, an increase of 17,362 ounces (58%) from the first quarter of 2006 due entirely to the processing of Newmont purchased ore and carbon. Production in the first quarter of 2006 was impacted by temporary mill shutdowns due to mechanical gear issues.

Quarterly production and financial information provided below as at March 31, 2007, is not indicative of future annual production or financial results.  Key quarterly production statistics are illustrated in Table 3.

Table 3 — Jerritt Canyon Quarterly Production Statistics

	Three months ended
		December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,
	March 31, 2007	2006	2006	2006	2006	2005	2005	2005
Gold ounces produced	47,235	45,776	43,781	50,421	29,873	45,555	49,613	54,156
Gold ounces sold	47,445	44,929	43,129	51,216	28,488	46,828	54,446	50,560

Average sales price per ounce	$644	$615	$617	$627	$553	$485	$442	$428
Cash operating costs per ounce(1)	$575	$545	$643	$461	$558	$413	$401	$371

Ore tons mined	120,160	199,219	161,371	188,283	228,963	223,060	220,779	234,625
Tons processed	210,312	253,945	297,563	271,857	150,228	211,587	267,116	316,800
Grade processed (opt)	0.21	0.22	0.18	0.22	0.25	0.25	0.21	0.21
Process recovery	85.6%	85.6%	86.3%	86.0%	86.4%	86.8%	86.5%	87.3%

(1)             The Company has adopted the Gold Institute Production Cost Standard (the “Standard”) to calculate and report cash operating costs per ounce of gold produced. This is a non-GAAP measure, intended to complement conventional GAAP reporting; accordingly these data should not be considered a substitute for GAAP measures. Management believes that cash operating costs per ounce is a useful indicator of a mine’s performance. Where GAAP operating costs are adjusted to calculate per ounce data consistent with the Standard, reconciliations to GAAP measures are provided, see Table 7.

Cash operating costs per ounce for the first quarter of 2007 were $575 per ounce or 3% higher than the same period of 2006 due to the decreased ore mined, decreased ore grade and mill mechanical issues discussed previously and increasing fuel, labor and commodity prices.  A reconciliation of cost of sales to cash operating costs per ounce is provided in Table 6.

Statements of Operations

The Company reported a net loss of $5.1 million ($.01 per share) for the quarter ended March 31, 2007, as compared to a net loss of $5.8 million ($.01 per share) for same quarter in 2006.  The principal components of the loss for the first quarter of 2007 were: loss from operations of $4.0 million, interest expense $1.8 million, other income, net of expense of $0.4 million, gain on disposal of assets of $0.3 million related to the sale of excess mine equipment.  Principal components of the loss for the quarter ended March 31, 2006 were: loss from operations of $5.8 million, $0.1 million interest expense, $0.2 million other income (net), foreign exchange gains of $0.1 million, and write down of assets of $0.2 million related to the failed pinion gear.  Loss from operations is illustrated in Table 4.

Table 4 — Loss from operations

	For the three months ended
	March 31,
(In millions of U.S. Dollars)	2007	2006
	Unaudited	Unaudited

Revenues	$30.6	$15.8
Costs and expenses
Cost of sales	27.9	16.5
Depreciation, depletion and amortization	5.0	3.3
Non-hedge derivatives	—	0.2
Exploration	0.3	0.2
General and administrative	1.0	1.0
Accretion of reclamation and mine closure liabilities	0.3	0.3
Stock-based compensation	0.1	0.1
	34.6	21.6
Loss from operations	$(4.0)	$(5.8)

During the first quarter of 2007, revenues of $30.6 million were generated from the sale of 47,445 ounces of gold at an average realized gold price of $644 per ounce.  Revenues for the first quarter of 2006 were $15.8 million generated from the sale of 28,488 ounces at an average realized gold price of $558 per ounce.

Costs of sales and depreciation, depletion and amortization (“DD&A”) costs are substantially all associated with the Jerritt Canyon operations.  A reconciliation of cost of sales to cash operating costs per ounce is provided in Table 6.

DD&A charges were $5.1 million for the first quarter of 2007, compared with $3.3 million for the same period in 2006.  Due to the increase in stockpiled ore inventories during the quarter ended March 31, 2007, DD&A of $0.1 million was capitalized in the ending inventory and DD&A of $5.0 was included in Costs and Expenses for the quarter.

Non-hedge derivative financial instruments, consisting of gold put option contracts, have been purchased from time to time to protect against the risk of falling gold prices.  The Company does not use gold forward sales contracts to fix future gold prices realized.  During first quarter of 2007, there were no costs associated with the purchased gold put option contracts.  The cost associated with the purchased gold put option contracts was $0.2 million during same period in 2006, which comprised a $0.2 million write-down of non-hedge derivatives to fair market value.

Exploration expenses for the first quarter of 2007 and 2006 were $0.3 million and $0.2 million, respectively, all associated with the Jerritt Canyon District.

General and administrative (“G&A”) costs are associated with the Company’s corporate offices.  During the first quarter of 2007, G&A costs were $1.0 million, approximately the same as during the comparable period of 2006.

Accretion expense consists of fair value increases recognized for future reclamation and mine closure costs.  Accretion expense for the first quarter of 2007 and 2006 was $0.3 million in each quarter.

The principal remaining components of the Company’s net loss are illustrated in Table 5.

Table 5 — Other Net Loss Components

	For the three months ended
	March 31,
(In millions of U.S. Dollars)	2007	2006
	Unaudited	Unaudited
Interest expense	$1.8	$0.1
Other income, net of other expense	(0.4)	(0.2)
Foreign exchange gain	—	(0.1)
Gain on disposal of assets	(0.3)	—
Write-down of assets	—	0.2
	$1.1	$—

Interest expense of $1.8 million for the first quarter of 2007 was primarily due to interest and origination fees paid on the $8.0 million Facility.  Other income, net of other expense of $0.4 million and $0.2 million for first quarter of 2007 and 2006, were primarily the result of interest earned on surplus cash balances.  A foreign exchange gain of $0.1 million in first quarter of 2006 reflected the strengthening of the Canadian dollar against the United States dollar as applied to the Company’s Canadian dollar cash reserves during the year.

Table 6 — Summary of Quarterly Results

(In millions of U.S. Dollars, except per share data)	Mar-31-07	Dec-31-06	Sep-30-06	Jun-30-06	Mar-31-06	Dec-31-05	Sep-30-05	Jun-30-05
Total revenues	$30.6	$28.3	$26.6	$32.2	$15.8	$22.7	$24.1	$21.7
Net income (loss)	(5.1)	(7.6)	(8.1)	0.7	(5.8)	(2.6)	(4.3)	(5.7)
Net income (loss) per share - basic	$(0.01)	$(0.02)	$(0.01)	$—	$(0.01)	$(0.01)	$(0.01)	$(0.01)
During the reporting periods, the Company reported no discontinued operations or extraordinary items.

The trend in total quarterly revenues illustrated above correlates with gold ounces sold and average sales price per ounce sold as illustrated in Table 3.

The Company realized an average sales price during the first quarter of 2007 of $644 per ounce, $6 lower than the average spot price for the quarter and 16% higher than the average realized gold sales price during the same period in 2006 of $553. The Company sells its gold production at the spot price and as of March 31, 2007 has no forward sales commitments.

The Company will occasionally purchase gold put options to provide for price risk protection during times of volatile market prices.  The purchase of gold put options provides the Company with downside price protection for future gold sales and provides some assurance of future revenue cash flows for future production and planning.

Development and Exploration

Capitalized mine development of 1,159 feet was essentially on plan during the first quarter of 2007, compared with 2,680 feet completed in the same period of 2006.

During the first quarter of 2007, capitalized underground exploration continued at the SSX-Steer Mine Complex, the Mahala, West Dash and West Coulee deposits at the Smith Mine, with 206 holes completed, totaling 28,753 feet of drilling.

Mineral Reserves and Resources

It is the policy and practice of the Company to update mineral reserves and resources on an annual basis at the end of the calendar year based on recent geology, drilling and grade information derived from the past field season.

Estimated proven and probable mineral reserves totaled 485,700 ounces of gold contained in 2.0 million tons of ore at an average grade of 0.245 opt at December 31, 2006, based on a three-year average gold price of $485 per ounce. Measured and indicated resources, including reserves, were estimated at 1.9 million ounces of gold contained in 8.2 million tons of ore at an average grade of 0.232 opt.  The Company also estimated inferred resources of 2.4 million tons of ore at an average grade of 0.226 opt for 545,200 contained ounces of gold.  The Company’s proven and probable reserves and measured and indicated resources were audited and verified by SRK Consulting (U.S.), Inc. as satisfying the standards of Canadian National Instrument 43-101.   The reserve report prepared by SRK was filed on SEDAR on May 1, 2007.  See the report filed for details of reserve and resource estimation methodology and assumptions used.

Proven and probable mineral reserves, estimated using a $485 per ounce gold price,  at December 31, 2006 were lower than in 2005, largely due to increases in the mining unit costs, increase in cutoff grade, remnant ounces condemned with the shutdown of the Murray Mine and, elimination from  reserves of ounces below the water table at the Smith Mine.  A large proportion of gold ounces eliminated from reserves for economic reasons remain in the measured and indicated resource category.  The refinement of the geologic models, first adopted in 2005, in applying smaller, narrower blocks in mine planning continues to improve the overall quality of the resources and reserves.  The proven reserve component of total proven and probable reserves remained at 36% at December 31, 2006, unchanged from year-end 2005.  The Qualified Person for the technical information contained in this Management’s Discussion and Analysis section is Mr. Dorian L. (Dusty) Nicol, President and Chief Executive Officer of the Company.

Risks and Uncertainties

This document contains “forward-looking statements” that involve various risks and uncertainties.   The Company relies on forecasts, estimates and projections related to production, operating costs and global economic factors all of which are subject to events or results that may not be anticipated, estimated or intended (see “Cautionary Statement Regarding Forward-Looking Statements” below.)

The Company is subject to various financial and operational risks due to factors outside of the control of the Company. Gold prices are affected by factors such as global supply and demand, expectations of the future rate of inflation, the strength of, and confidence in, the U.S. dollar relative to other currencies, interest rates and geopolitical events.  Should the price of gold drop and the prices realized by the Company on gold sales decrease significantly and remain at such a level for any substantial period, the Company’s profitability and cash flow would be negatively affected.

Although the Company has carefully prepared its mineral reserve and resource estimates, no assurance can be given that the indicated mining and processing recoveries of gold from the estimated reserves will be realized over the life of the mine.

The business of mining is generally subject to a number of risks including equipment failure, operational accidents, unstable ground conditions and severe weather.

The Company is subject to inflationary cost pressures related to commodities used in operating activities, including but not limited to, gasoline, propane, diesel, crude oil products, cement, cyanide and various other commodities used in mining activities.  The Company actively seeks to mitigate these cost pressures through continuous improvement in supply chain relationships and other operational initiatives.

The Company competes with other mining companies for experienced personnel to staff mining and administrative positions.  The demand for mining engineers, geologists, accounting and other professional positions is intense among mining companies.  The demand for trades-persons including underground miners, mechanics, electricians and millwrights is also high and the available workforce is limited.  The Company actively seeks to offset these pressures by providing competitive wages and salaries, industry standard benefits, excellent training, advancement opportunities and a safe workplace.  However, there remains a risk that manpower needs will not be met and production shortfalls will result.

The Company purchases ore from Newmont at a price determined based on the calculated recoverable gold content of the ore and at the gold market price per ounce in effect at the time the ore is delivered to the Jerritt Canyon property.  The Company may elect to process Newmont purchased ore at a later date.  The Company is at risk should the price of gold drop between the time the ore is purchased and the time the purchased ounces are produced and sold.

The Company has purchased and accumulated significant amounts of gold inventory contained in ore stockpiles.  Although the Company uses industry best practices in determining the gold grade and estimated recovery of ores placed in stockpiles, there is a risk that gold losses can occur in storage and handling of the ore and, that ounces recovered from stockpiles may be significantly different than calculated.

The Company’s exploration work involves many risks and may be unsuccessful.  Substantial expenditures are required to establish proven and probable mineral reserves and to complete the related mine development.  It may take several years from the initial phases of drilling until production is possible.  As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful and result in the expansion or replacement of current production with new reserves.

The validity of mining claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested.  Although the Company has attempted to ensure satisfactory title to its properties, some risk exists that some titles may be defective.

The Company seeks to minimize risks through the use, from time to time, of non-hedge derivative financial instruments, or gold put options, to provide a minimum price realizable for a portion of its near-term gold production, through independent reviews of its mineral reserve and resource estimates, careful operational planning, and transferring some of the risk through the purchase of insurance.

The Company’s revenues and most of its expenditures are incurred in U.S. dollars.  However, equity financing completed by the Company is primarily in Canadian dollars.  Consequently, the Company is at risk to foreign exchange movements between these two currencies to the extent that cash reserves, outstanding warrants and options are denominated in Canadian dollars.

The Company is obligated to repay the $8.0 million Facility to Auramet Trading LLC (“Auramet”) by June 29, 2007 (extended from April 30, 2007).  The Company expects to repay the Facility through a combination of completion of the Queenstake-YGC merger (see “2007 Subsequent Events” above), equity financing, cash generated through operations, conversion of the Facility or other means.  If the Queenstake-YGC merger and integral financing is delayed or terminated, the Company will seek to restructure and further extend the payment term of the Facility.

Reconciliation of Non-GAAP Measures

Table 7 provides a reconciliation of cash operating costs per ounce, a non-GAAP measure, to costs of sales as reported in the Consolidated Statements of Operations.

Table 7 — Cash Operating Costs per Ounce

	For the three months ended
	March 31,
(In millions of U.S. Dollars)	2007	2006
Cost of sales per Consolidated Statements of Operations	$27.9	$16.5
Less: Royalty expense and production taxes included above	0.1	(0.2)
Effects of inventory and other adjustments	(0.9)	0.3
Cash operating costs associated with ounces sold	$27.1	$16.6

Ounces produced	47,235	29,873

Cash operating costs per ounce	$575	$558

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2007, the Company had a working capital deficit of $12.9 million, as compared to the deficit of $12.4 million at December 31, 2006, primarily due to the decrease in ore stockpile inventories and decreased cash and cash equivalents.  At March 31, 2007 the Company was carrying $23.9 million in purchased ore inventory and loaded carbon.  The Company paid $1.2 million to Newmont during the first quarter of 2007 in accordance with the terms of the Newmont contract for purchased ore.  At March 31, 2007, the Company owed Newmont $27.5 million for purchased ore and loaded carbon delivered and the Company was not in default of any terms of the ore purchase and carbon processing agreements with Newmont.

Cash and cash equivalents were $3.3 million at March 31, 2007, a decrease of $3.3 million from year-end 2006.  Unsold gold inventory was $0.6 million at March 31, 2007, an increase of $0.3 million from December 31, 2006.  As compared to December 31, 2006, the $1.3 million decrease in inventories, was offset by a $10.8 million decrease in accrued liabilities and trade payables, including $27.5 million related to ore purchased at the end of the quarter and higher energy and commodity costs.  The Company has estimated that there are approximately 9,500 ounces contained in the Jerritt Canyon ore stockpile and approximately 45,000 ounces in the Newmont purchased ore stockpile at the mill at March 31, 2007.  For the second quarter of 2007, the mill will continue to run at approximately 75% of capacity, processing both Jerritt Canyon mined ore, and concentrates and ore purchased from Newmont’s Nevada operations.  The Company’s cash flows from operations are expected to be sufficient to fund currently planned mining operations, property obligations and general and administrative activities through completion of the Queenstake-YGC business combination.  Under the current schedule, which requires the Company to complete the mill annual maintenance and bull gear change in the second quarter, the Company expects that the mill and roasters will have capacity to process the stockpiles of Newmont purchased ore by year-end 2007 as well as planned ore deliveries from Newmont through the end of the year.

Upon completion of the installation of the new bull gear on the mill, which is planned for the end of the second quarter of 2007, the Company anticipates that the mill will be able to operate at its full capacity of approximately 1.5 million tons per year.  Under the terms of the agreement with Newmont, the Company pays Newmont for the purchased ore ounces as the ounces are produced and sold.  Under the current 2007 mine production and processing plan, purchased ore tons are expected to make up more than 50% of mill throughput.

The Company invested $2.3 million in the Jerritt Canyon mines during the first quarter of 2007, principally in underground mine development and in purchasing and refurbishing plant and equipment.  As mentioned earlier, the Company continues to experience higher commodity costs, which also impact underground mine development costs.  The Company anticipates funding these programs from cash generated from operating activities and cash balances on hand.

Net cash generated by financing activities during the first quarter of 2007 was $7.2 million compared to net cash used of $1.3 million during the first quarter of 2006.  During the first quarter of 2007, financing activities included $8.0 million proceeds from a short-term loan facility, less $0.8 million in principal payments on capital leases.

The Company’s material contractual obligations at December 31, 2006 are illustrated in Table 8.

Table 8 — Material Contractual Obligations

	Payments due by period
		Less than 1			More than 5
(In millions of U.S. dollars)	Total	year	1 - 3 years	4 - 5 years	years
Capital lease obligations	$3.1	$1.1	$1.8	$0.2	$—
Operating leases	0.3	0.2	0.1	—	—
Total Material Contractual Obligations	$3.4	$1.3	$1.9	$0.2	$—

On April 13, 2006, the Company entered into an agreement with Newmont to purchase and process ore at the Company’s Jerritt Canyon roaster facility.  The Company is committed to process 500,000 tons of Newmont ore annually for two years from the date of the agreement.  The Company purchases ore from Newmont at a price determined based on the calculated recoverable gold content of the ore and at the gold market price per ounce in effect at the time the ore is delivered to the Jerritt Canyon property.  The Company is at risk should the price of gold drop between the time the ore is purchased and the time the purchased ounces are produced and sold.

OUTLOOK

Full Year 2007

The Company expects to close the Queenstake-YGC business combination in the second quarter of 2007 (see “2007 Subsequent Events” above.)  Upon closure of the merger, the new Board of Directors and management of Yukon-Nevada Gold Corporation will determine the production outlook, exploration and capital investment levels, and strategic focus in order to deliver maximum value from the Jerritt Canyon operation and assets.

If the Queenstake-YGC merger is delayed or does not close during 2007, the Board of Directors and management of the Company will release 2007 production estimates based on a revised mine plan for Jerritt Canyon to achieve cash self-sufficiency during 2007 without a significant investment in exploration,  mine development or capital infrastructure.  The cost cutting measures undertaken in late 2006 appear to be taking effect; however, ore tons mined and grade have declined over the past 15 months.  The Company expects that gold production will stabilize but at a reduced rate from the 2006 level.  The Company is analyzing the full impact of the cost reduction measures implemented, development requirements, mill shutdown and bull gear replacement timing issues, and other production/cost improvement measures.  After installation of the bull gear and completion of planned annual maintenance work, the mill will increase feed tonnage and ball charge to again operate at 100% capacity or approximately 1.5 million tons per year during the latter part of 2007. All Newmont purchased ore stockpiles existing as of March 31, 2007 should be processed by year-end 2007.  During the second quarter of 2007, the mill is scheduled to be down for 10 days to allow for annual maintenance and bull gear replacement.  During the scheduled mill shutdown, the mines will continue to mine ore and accumulate the ore in stockpiles adjacent to the mill that will then be processed during the third quarter of 2007.  Cash operating costs are expected to continue to be adversely affected by increases in basic commodity prices.

If the Queenstake-YGC merger is delayed or does not close, it is unlikely that a significant exploration or sustaining capital program could be funded without seeking additional financing.

Royalties paid to certain land owners in the Jerritt Canyon District are expected to be approximately $2 per ounce at a gold price of $600 to $650 per ounce.

CRITICAL ACCOUNTING ESTIMATES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  The Company’s critical accounting estimates relate to the estimate of gold reserves and asset retirement obligations.

The Company capitalized the Jerritt Canyon acquisition costs, valuing the related non-cash consideration at fair value.  The Company’s policy is to capitalize long-term mine development and reserve expansion program costs incurred within, or contiguous to, known gold ore reserves.  These costs constitute a significant portion of the Jerritt Canyon property, plant and equipment and are amortized on a units-of-production basis over estimated gold reserves.  Under this method, depletion cost, and therefore net book values of mining property and capitalized development is directly affected by the Company’s estimate of proven and probable mineral reserves at Jerritt Canyon.  In addition, the useful lives of plant and equipment may be limited by the expected mine life which is dependent on mineral reserves.  The Company engaged an independent consulting firm, to review the Company’s mineral reserve and resource estimates, and to prepare a technical report in conformance with Canadian National Instrument 43-101, which was filed on May 1, 2007.  If these estimates prove inaccurate, or if the Company revises its mine plan at Jerritt Canyon due to changes in the market price of gold or significant changes in mine operating costs, and as a result the estimate of mineral reserves is reduced, the Company could be required to write-down the book value of the Jerritt Canyon property, plant and equipment, and/or to increase the amount of depreciation and depletion expense, both of which would reduce the Company’s earnings and net assets.  The Company does not currently anticipate any significant impact to the Jerritt Canyon mineral reserve estimate.

The Company also assesses Jerritt Canyon property, plant and equipment for impairment at the end of each accounting period.  If prior estimates of future cash flows prove to be inaccurate, due to reductions in the price of gold, increases in the costs of production, and/or reductions in the amount of recoverable reserves, the Company would be required to write-down the recorded value of Jerritt Canyon property, plant and equipment, which could reduce the Company’s earnings and net assets.

The Company has an obligation to reclaim the Jerritt Canyon property after the minerals have been fully depleted, and has estimated the present value of the costs to comply with existing reclamation standards.  It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in regulations; the extent of environmental remediation required or completed the means of reclamation or changes in cost estimates.  Currently, reclamation and closure obligations are expected to be funded by the Company by means of the restricted cash account established with the Insurer.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair value of the Company’s current financial assets, excluding marketable securities, and current financial liabilities approximate their carrying values due to their short-term maturities.

The profitability of the Company is directly related to the market price of gold.  The Company from time to time purchases non-hedge derivative financial instruments, or gold put option contracts, to protect against the risk of falling gold prices.  The put option premiums related to the put option contracts are recognized as a deferred charge and liability on acquisition and expensed to operations and paid, respectively, in the period in which the contracts expire.  If the gold price is lower than the strike price of the respective purchased put option on the expiry date, gold is sold at the strike price of the put option.  If the market gold price is higher that the strike price of the put option, the option expires without exercise.  These derivate financial instruments are fair valued at each reporting date and changes in fair value are recorded in operating expenses.  The Company does not use gold forward sales contracts to fix future gold prices realized.  Other than short-term (less than 3-weeks) price protection obligations related to the Facility financing, the Company did not purchase any gold put options during 2006 or subsequently.

Marketable securities, consisting of 5,750 shares of U.S. Gold Corporation, a TSX and AMEX traded company, are carried at market value.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares without par value. Outstanding share data are illustrated in Table 9.

Table 9 — Outstanding Share Data

	Common shares
	issued and	Common share	Common share
Units in thousands	outstanding	purchase warrants	purchase options
Balance, March 31, 2007	585,171	38,512	16,407
Options expired			(1,525)
Balance, May 14, 2007	585,171	38,512	14,882

CONTROLS AND PROCEDURES

The Company maintains a system of internal controls and procedures over financial reporting designed to safeguard assets and ensure the financial information is reliable.

As of March  31, 2007, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure, and (ii) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Because of the inherent limitations in all control systems, including resource constraints and costs, these systems cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The evaluation of the effectiveness of our internal control over financial reporting is based upon the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

During the course of evaluating controls and procedures relating to financial reporting in 2006, management identified and corrected a material weakness in internal controls where the review, approval and quality control of critical financial accounting spreadsheets were not effective.  Based on the Company’s evaluation under the COSO framework in 2006, due to the material weakness in internal controls discussed above, management concluded that internal controls over financial reporting were not effective as of December 31, 2006.

During the first quarter of 2007, the Company implemented additional controls and procedures to strengthen internal controls over critical financial accounting spreadsheets, to remediate the material weakness noted above and to prevent a similar material error from occurring in the future.  As a result of the remediation actions taken, management believes its internal controls over financial reporting were effective as of March 31, 2007.

The Company’s CEO is required to annually file a certification with the American Stock Exchange (“AMEX”), certifying compliance with the corporate governance listing standards of the AMEX. During 2006, the Company’s CEO filed such annual certification with the AMEX, which was not qualified in any respect, indicating that they were not aware of any violations by the Company of the AMEX corporate governance listing standards.  The Company’s CEO and CFO are also required to, among other things, file quarterly certifications with the U.S. Securities and Exchange Commission (“SEC”) regarding the quality of our public disclosures, as required by Section 302 of the Sarbanes-Oxley Act.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form and annual audited financial statements are on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.   Mineral “resources” or “resource” used in this document are as defined in National Instrument 43-101 of the Canadian Securities Administrators and are not terms recognized or defined by the U.S. Securities and Exchange Commission (SEC). Mineral resources are not reserves and do not have demonstrated economic viability.  For further information, please refer to the risk factors and definitions of reserves and resources in the Company’s most recent Annual Information Form filed on SEDAR (www.sedar.com) and Annual Report on Form 40-F on file with the SEC (www.sec.gov), also available on the Company’s website, www.queenstake.com. The Qualified Person for the technical information contained in this document is Mr. Dorian L. (Dusty) Nicol, President and Chief Executive Officer of Queenstake. The Company’s technical report on reserves and resources with respect to Canadian National Instrument 43-101 was filed on SEDAR on May 1, 2007. This report is available under Investor Information/Financial Information/SEDAR filings at www.queenstake.com or at www.sedar.com under the Company’s name.  The Company will be filing an updated technical report on reserves and resources in the second quarter of 2007.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of the United States and Canadian Securities laws.  Forward-looking statements include, but are not limited to, statements with respect to anticipated commencement dates of mining or metal production operations, projected quantities of future metal production, anticipated production rates and mine life, operating efficiencies, costs and expenditures and conversion of mineral resources to reserves.  In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “will”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts.  Forward-looking statements include, without limitation, (i) estimates and projections of future gold production and cash operating costs, (ii) estimates of savings, cost reductions and mill refurbishment and maintenance costs, (iii) estimates related to financial performance, including cash flow, capital expenditures, exploration and administrative costs, (iv) estimates and projections of mineral reserves and resources, (v) estimates and opinions regarding geologic and mineralization interpretation, (vi) estimates of exploration investment, scope of exploration programs and timing of project advancement, commencement of production and availability of drills and other equipment, (vii) estimates of reclamation and closure costs, and (viii) statements relating to the proposed combination of the Company and YGC Resources Ltd.  Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, political and operational risks, mine development, production and cost estimate risks, risks relating to the proposed combination of the Company and YGC Resources Ltd. and other risks, including those described in the most recent Annual Information Form filed on SEDAR (www.sedar.com) and Annual Report on Form 40-F on file with the SEC (www.sec.gov), as well as in the Company’s other regulatory filings,, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Queenstake’s expectations are disclosed in Queenstake documents filed from time to time with Canadian Regulatory authorities on SEDAR, the U.S. Securities and Exchange Commission (SEC) and other regulatory authorities.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

QUEENSTAKE RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2007 AND DECEMBER 31, 2006

	March 31,	December 31,
(In Thousands of U.S. Dollars)	2007	2006
	Unaudited
ASSETS
Current assets
Cash and cash equivalents	$3,342	$6,580
Trade and other receivables - Note 3	458	726
Inventories - Note 4	32,928	34,196
Marketable securities	24	13
Prepaid expenses - Note 5	1,355	1,896
Total current assets	38,107	43,411

Restricted cash - Note 6	27,291	27,035
Mineral property, plant and equipment, net - Note 7	48,308	51,491
Other assets - Note 8	1,191	1,254
Total assets	$114,897	$123,191

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$41,573	$52,386
Note payable - Note 9	7,794	—
Other current liabilities - Note 10	1,683	3,381
Total current liabilities	51,050	55,767

Other long-term obligations - Note 11	1,772	1,997
Reclamation and mine closure - Note 12	22,903	22,606
Total liabilities	75,725	80,370

Shareholders’ equity
Common shares, no par value, unlimited number authorized
Issued and outstanding 585,171,068 (2006 - 583,706,489) - Note 13	143,710	143,442
Contributed surplus - Note 14	3,201	3,069
Warrants - Note 16	618	14
Equity component of note payable - Note 9	450	—
Deficit	(108,807)	(103,704)
Total shareholders’ equity	39,172	42,821
Total liabilities and shareholders’ equity	$114,897	$123,191

Going Concern - Note 1
Subsequent Event - Note 9
Contingencies - Note 19

Approved on behalf of the Board:
/s/ John Hick	/s/ Dorian Nicol
Audit Committee Chairman and Director	Director

The accompanying notes form an integral part of these consolidated financial statements

QUEENSTAKE RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006

Unaudited	For the three months ended March 31,
(In Thousands of U.S. Dollars, except per share amounts)	2007	2006

Revenues	$30,615	$15,765
Costs and expenses
Cost of sales	27,902	16,521
Depreciation, depletion and amortization	4,978	3,270
Non-hedge derivatives - Note 8	—	183
Exploration	258	200
General and administrative	1,034	1,072
Accretion of reclamation and mine closure liability - Note 12	297	294
Stock-based compensation - Note 14	118	76
	34,587	21,616
Loss from operations	(3,972)	(5,851)

Interest expense	1,804	63
Other income, net	(349)	(248)
Foreign exchange gain	(1)	(46)
Gain on disposal of assets	(323)	—
Write down of assets	—	166
	1,131	(65)
Net loss	$(5,103)	$(5,786)

Net loss per share - basic and diluted	$(0.01)	$(0.01)

Weighted average number of shares outstanding (000’s) - basic and diluted	584,401	549,782

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

UNAUDITED

	For the Three Months Ended
	March 31,
(In Thousands of U.S. Dollars)	2007	2006

Deficit, beginning of period	$(103,704)	$(82,860)
Net loss	(5,103)	(5,786)
Deficit, end of period	$(108,807)	$(88,646)

The accompanying notes form an integral part of these interim consolidated financial statements

QUEENSTAKE RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006

Unaudited	For the three months ended March 31,
(In Thousands of U.S. Dollars)	2007	2006
OPERATING ACTIVITIES
Net loss	$(5,103)	$(5,786)
Non-cash items:
Depreciation, depletion and amortization	4,978	3,270
Non-cash financing costs	886	—
Write down of mineral property, plant and equipment	—	166
Gain on disposal of assets	(323)	—
Fair value adjustment of marketable securities	(11)	—
Amortization of deferred financing costs	84	—
Accretion of reclamation and mine closure liability	297	294
Accretion of debt portion of loan facility - Note 9	244	—
Write down of non-hedge derivatives - Note 8	—	183
Stock-based compensation	118	76
Foreign exchange gain	(1)	(46)
	1,169	(1,843)

Changes in non-cash working capital:
Inventories	1,191	(4,816)
Accounts receivable and prepaid accounts	725	496
Accounts payable and accruals	(10,189)	9,183
Deferred revenue	(1,070)	—
Cash provided by (used in) operating activities	(8,174)	3,020

INVESTING ACTIVITIES
Mineral property, plant and equipment expenditures	(2,304)	(8,235)
Proceeds from sale of assets	323	—
Restricted cash	(256)	(271)
Cash used in investing activities	(2,237)	(8,506)

FINANCING ACTIVITIES
Common shares issued, net of costs - Note 13	—	7
Loan proceeds - Note 9	8,000	—
Principal payments on capital leases and notes payable	(827)	(995)
Deferred financing costs	—	(278)
Cash provided by (used in) financing activities	7,173	(1,266)

Net increase (decrease) in cash and cash equivalents	(3,238)	(6,752)
Cash and cash equivalents, beginning of period	6,580	10,225
Cash and cash equivalents, end of period	$3,342	$3,473

Cash paid for interest	$537	$63
Supplemental cash flow information - Note 17

The accompanying notes form an integral part of these consolidated financial statements

QUEENSTAKE RESOURCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED - MARCH 31, 2007

(In thousands of U.S. dollars, except per share amounts)

1.              Nature of operations and going concern

Queenstake Resources Ltd. (the Company) engages in the mining, processing, production and sale of gold, as well as related activities including development and exploration.  The Company’s principal asset and only current source of revenue is its 100% owned Jerritt Canyon Mine, located 50 miles north of Elko, Nevada, acquired on June 30, 2003.

For the three months ended March 31, 2007, the Company had a net loss of $5.1 million and had an accumulated deficit of $108.8 million and a working capital deficit of $12.9 million at that date. During the last half of 2006, reduced mill operating levels and the costs associated with the construction of an evaporation pond which was mandated by state environmental agencies have impacted the Company’s ability to meet it short term obligations as well as to fund ongoing exploration and development efforts. These circumstances raise substantial doubt about its ability to continue as a going concern.

The Company’s ability to discharge its liabilities and realize the carrying value of its assets in the normal course of operations is dependent upon, among other things, the successful resumption of full mill processing capacity during the second quarter of 2007, extension, payment or conversion of the Auramet loan facility (Note 9) and either successful completion of the proposed merger with YGC Resources Ltd. (“YGC”) (Note 19) or raising additional financing.  It is not possible to determine with any certainty the success or adequacy of these initiatives.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern and do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenue and expenses and the balance sheet classifications that would be necessary were the going concern assumption inappropriate.  These adjustments could be material.

2.              Basis of presentation and consolidation

(a)       Basis of presentation

These unaudited interim consolidated financial statements and the accompanying notes have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the preparation of interim financial information.  Accordingly, they do not include all of the information and disclosure required by Canadian GAAP for annual consolidated financial statements. In the opinion of management, all of the adjustments necessary to fairly present the interim financial information set forth therein have been made. These adjustments are of a normal and recurring nature.

The accounting policies used in the preparation of these unaudited interim consolidated financial statements are the same as those described in the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2006, except that the following CICA guidelines have been adopted from January 1, 2007:

1)              Section 3855 - Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost.  There was no material impact on the Company’s financial statements as a result of the adoption of this standard.

2)              Section 1530 - Comprehensive Income. Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments.  There was no material impact to the Company’s financial statements as a result of the adoption of this standard.

Interim operating results for the period ended March 31, 2007 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2007. These unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes for the year ended December 31, 2006.

(b)       Basis of consolidation

These consolidated financial statements include the accounts of Queenstake and its subsidiaries.  All material intercompany transactions and balances have been eliminated.  The subsidiaries and percentage of ownership at March 31, 2007 are as follows:

•                  Queenstake Resources U.S.A. Inc. (Delaware) — 100%

•                  Castle Exploration Inc. (Colorado) — 100%

3.              Trade and other receivables

	March 31, 2007	December 31, 2006
Reclamation costs recoverable	$457	$370
Receivable from employees	1	15
Other	—	341
	$458	$726

Reclamation costs recoverable are related to reclamation project expenditures, reimbursable under the Company’s Environmental Risk Transfer Program (ERTP).

4.              Inventories

	March 31, 2007	December 31, 2006
Finished goods	$579	$328
Stockpiled ore	3,866	3,665
Purchased ore	23,909	24,702
Work-in-process	689	1,754
Materials and supplies	3,885	3,747
	$32,928	$34,196

Purchased ore was purchased from Newmont under an ore and concentrate purchase agreement and is expected to be processed in the next twelve months.  The purchased ore balance includes $5.5 million of loaded carbon delivered to the Company during March 2007, which was processed during April and May 2007.  See further discussion of the Newmont agreement in Note 19.  The value of the purchased ore is shown net of a $3.6 million write down to net realizable value recorded as of March 31, 2007.

5.              Prepaid expenses and other current assets

	March 31, 2007	December 31, 2006
Prepaid insurance	$547	$1,055
Prepaid federal land fees	354	615
Vendor deposits	189	—
Other	265	226
	$1,355	$1,896

6.              Restricted cash

	March 31, 2007	December 31, 2006
Commutation account	$26,057	$25,915
Interest earned	329	1,110
Reclamation costs incurred by the Company	—	(968)
	26,386	26,057
Workman’s compensation self-insurance	160	157
Other restricted cash	745	821
	$27,291	$27,035

On June 30, 2003, the Company purchased from American Insurance Group (“AIG”) an environmental risk transfer program (the “ERTP”) (See Note 8).  As part of the ERTP, $25.8 million was deposited in an interest-bearing account with AIG (the “Commutation Account”).  The Commutation Account principal plus interest earned on the principal is used to fund Jerritt Canyon mine’s ongoing reclamation and mine closure obligations identified as at June 30, 2003.

The Company has assigned to Division of Insurance, State of Nevada a letter of credit for $0.2 million secured by a cash deposit of $0.2 million in connection with the State’s Workers Compensation program.  Interest is earned on the deposit.

The Company has assigned two letters of credit totaling $0.7 million secured by a cash deposit of $0.7 million in connection with the purchase of mining equipment.  Interest is earned on this deposit.

7.              Mineral property, plant and equipment

	December 31,	Additions /		March 31,
	2006	(Depreciation)	Disposals	2007
Cost:
Mineral properties and deferred costs
Jerritt Canyon	$71,303	$1,429	$—	$72,732
Plant and equipment
Jerritt Canyon	41,404	226	(215)	41,415
Subtotal Jerritt Canyon	112,707	1,655	(215)	114,147

Office equipment	71	—	—	71
Total cost	112,778	1,655	(215)	114,218

Accumulated depletion and depreciation
Mineral properties and deferred costs
Jerritt Canyon	(42,243)	(3,335)	—	(45,578)
Plant and equipment
Jerritt Canyon	(19,000)	(1,500)	215	(20,285)
Subtotal Jerritt Canyon	(61,243)	(4,835)	215	(65,863)

Office equipment	(44)	(3)	—	(47)
Total accumulated depletion and depreciation	(61,287)	(4,838)	215	(65,910)
Mineral property, plant and equipment, net	$51,491	$(3,183)	$—	$48,308

8.              Other assets

	December 31,			Write-	March 31,
	2006	Additions	Amortization	down	2007
Environmental risk transfer program	$1,254	$—	$(63)	$—	$1,191

Environmental Risk Transfer Program

i)                 Reclamation cost cap insurance

The ERTP that the Company purchased from AIG (see Note 12) also includes a reclamation and mine closure cost cap insurance policy.  The insurance policy provides coverage for future reclamation and mine closure costs in existence at June 30, 2003, if they exceed those funded by the Commutation Account (Note 6).  If these reclamation costs are less than the amount in the Commutation Account, the Company would be refunded the excess cash.  In the event that these reclamation costs are more than the Commutation Account balance, the cost cap insurance policy will pay the excess costs up to a defined maximum.

The insurance premium paid for the ERTP in June 2003 is being amortized over the estimated proven and probable reserves at the inception of the policy.  Amortization of the insurance premium is calculated based on each respective period’s production ounces with respect to the estimated proven and probable reserves.

ii)           Pollution legal liability

The ERTP also includes a pollution legal liability insurance coverage for third-party damage claims against the Company for both pre-existing pollution conditions and new pollution conditions, for a period of five years commencing June 30, 2003.

Non-hedge Derivatives

During 2005, the Company purchased 147,000 gold put options as non-hedge derivatives at a cost of $1.1 million with a series of monthly expiries from January 2006 through March 2007, inclusive.  The put options each had a strike price ranging from $400 to $425 per ounce.  Payment of the premiums for these put options was deferred and settled each month based upon the respective number of put options expiring or exercised in that month.  As a result of decreases in the fair value of the gold put option contracts, the remaining asset value of the put options was written off as of December 31, 2006.

9.              Note payable

On January 15, 2007, the Company closed a secured convertible bridge loan financing facility (the “Facility”) of $8.0 million with Auramet Trading LLC (Auramet).  The Facility has an interest rate of 12.9% per annum and is repayable no later than June 29, 2007 in cash, or at the option of Auramet, part or all of the Facility may be repaid in common shares of Queenstake at a conversion price of $0.22 per share.  The costs of the Facility include a 3.5% underwriting fee in respect of which Auramet elected to receive partial payment with 1,464,579 Queenstake common shares.  In addition, Auramet received warrants exercisable to acquire 10 million Queenstake common shares for a term of one year at an exercise price of $0.22 per share.

On May 1, 2007, the Company reached agreement with Auramet to extend the term of the Facility to June 29, 2007.   Under the revised terms, Queenstake will pay to Auramet a fee of $100,000 and subject to regulatory approval, Queenstake has agreed to re-price the 10 million warrants to Cdn$0.18 per share and to extend the expiry of the warrants an additional year to January 16, 2009.

The convertible note has been segregated into its debt and equity components as follows:

	March 31, 2007	December 31, 2006
Debt portion of note payable at date of issue	$7,550	$—
Accretion of note payable	244	—
Ending balance - note payable	7,794	—
Equity portion of note payable at date of issue	450	—
	$8,244	$—

10.       Other current liabilities

	March 31, 2007	December 31, 2006
Insurance policy premium payable	$76	$608
Current portion of non-hedge derivative
premiums payable - Note 8	—	66
Deferred revenue	661	1,731
Current portion of capital leases - Note 11	946	976
	$1,683	$3,381

At the end of March 2007, the Company entered into a gold sales agreement and received payment which was recorded as deferred revenue and for which the gold was delivered during the first week of April 2007.

11          Other long-term liabilities

	March 31, 2007	December 31, 2006
Non-hedge derivative premiums payable	$—	$66
Capital leases	2,718	2,973
	2,718	3,039
Less current portion:
- Non-hedge derivative premiums payable	—	(66)
- Capital leases	(946)	(976)
	$1,772	$1,997

12.       Reclamation and mine closure

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations.  Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities.  The Company’s provisions for future site closure and reclamation costs are based on known requirements.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the Jerritt Canyon property is based upon existing reclamation standards at December 31, 2006.

As part of the consideration for the Jerritt Canyon mine acquisition, the Company assumed the liability for final reclamation and closure of the mine.  On June 30, 2003, the Company purchased from AIG an ERTP (Note 8).  The ERTP includes several components: a Commutation Account (Note 6), reclamation cost cap insurance, pollution liability insurance, and surety bonds.

The following table sets out the activity for the Company’s reclamation and mine closure liabilities for the periods ending March 31, 2007 and December 31, 2006, respectively:

	March 31, 2007	December 31, 2006
Opening balance	$22,606	$26,382
Reduction in closure estimate	—	(4,000)
Accretion	297	1,192
Reclamation activities paid by the Company	—	(968)
	$22,903	$22,606

13.       Common Shares

	Shares (000’s)
Balance - December 31, 2006	583,706	$143,442
Debt issuance costs - Note 9	1,465	268
Activity for the period	1,465	268
Balance - March 31, 2007	585,171	$143,710

14.       Contributed surplus

	March 31, 2007	December 31, 2006
Balance - beginning of period	$3,069	$1,973
Fair value of stock-based compensation	118	1,176
Fair value of warrants expired	14	—
Fair value of common share equivalents expired	—	49
Fair value of stock options exercised - transferred to share capital - Note 15	—	(129)
Balance - end of period	$3,201	$3,069

15.       Stock options

		Weighted average
	Number	price per option
	(000’s)	Cdn $
Outstanding, December 31, 2006	16,887	$0.37
Cancelled or expired	(480)	$0.31
Outstanding - March 31, 2007	16,407	$0.37

As of March 31, 2007 a total of 13,440,000 of the outstanding options were fully vested.

16.       Warrants

	December 31,	Issued in	Expired in	March 31,		Exercise
	2006	2007	2007	2007		price	Expiry
	(000’s)	(000’s)	(000’s)	(000’s)
	45,850	—	(45,850)	—	Cdn	$0.40	03/23/2007
	100	—	(100)	—	Cdn	$0.40	03/23/2007
	—	10,000	—	10,000	US	$0.22	01/16/2008
	28,512	—	—	28,512	Cdn	$0.55	04/12/2010
Total warrants	74,462	10,000	(45,950)	38,512

Fair Value	$14	$618	$(14)	$618

On March 23, 2005, 100,000 warrants were issued under an agreement for financial advisory and investment banking services.  The warrants issued have the same terms as warrants issued in a March 23, 2005 equity financing.  The warrants were issued at a strike price of Cdn $0.40 and the estimated fair value of the warrants was calculated using the Black-Scholes option pricing model.  The estimate of the fair value of the warrants of $14 thousand was based upon a volatility of 75.0%, a risk free interest rate of 3.9% and an expected life of 2 years.  On March 23, 2007, these warrants, along with the remaining 45.9 million warrants outstanding from the equity financing, expired unexercised.

On January 15, 2007, 10 million warrants were issued pursuant to the Auramet Facility (Note 9).  The warrants were issued at a strike price of $0.22 and the estimated fair value of the warrants was calculated using the Black-Scholes option pricing model.  The estimate of the fair value of the warrants of $618 thousand was based upon a volatility of 82.2%, a risk free interest rate of 5.1% and an expected life of 1 year.  On May 1, 2007, the Company reached agreement with Auramet, subject to regulatory approval, to re-price the 10 million warrants to Cdn$0.18 per share and to extend the expiry of the warrants an additional year to January 16, 2009.

17.       Supplemental cash flow disclosure

	For the three months ended March 31,
	2007	2006
Changes in property, plant and equipment expenditures accrued	$(689)	$(2,747)
Capital lease obligations entered into for new equipment	40	—
Change in inventory valuation derived from depreciation, depletion and amortization allocation	(77)	786
Fair value of warrants expired and transferred to contributed surplus	14	—
Fair value of stock option exercised and transferred from contributed surplus to share capital	—	4
Fair value of common share equivalents expired and transferred to contributed surplus	$—	$48

18.       Segment information

The Company operates only in the gold sector within the United States.  Currently revenues are earned exclusively at the Company’s Jerritt Canyon Mine in Nevada.

19.       Commitments and contingencies

Commitments

The Company has certain contracted commitments and obligations under capital leases and operating leases. Future payments for these contracted commitments and obligations with initial or remaining terms in excess of one year at March 31, 2007 are as follows:

		Less than			More than
(in millions of dollars)	Total	1 year	1 - 3 years	4 - 5 years	5 years
Capital lease obligations	$3.1	$1.1	$1.8	$0.2	$—
Operating leases	0.3	0.2	0.1	—	—
Total material contractual obligations	$3.4	$1.3	$1.9	$0.2	$—

On April 13, 2006, the Company entered into an agreement with Newmont to purchase and process ore at the Company’s Jerritt Canyon facility.  The Company is committed to purchase 500,000 tons of Newmont ore annually for two years from the date of the agreement.  The Company purchases ore from Newmont at a price determined based on the calculated recoverable gold content of the ore and at the gold market price per ounce in effect at the time the ore is delivered to the Jerritt Canyon property.  The Company is at risk should the price of gold drop between the time that the ore is purchased and the time that the purchased ounces are produced and sold.  As of March 31, 2007, the Company had received approximately 513,000 tons of ore pursuant to the agreement and had processed approximately 237,000 tons.

On March 16, 2007, the Company and YGC Resources Ltd. (“YGC”) completed all due diligence requirements and signed a definitive combination agreement to merge the companies to form Yukon-Nevada Gold Limited (“Yukon-Nevada”).  The business combination is structured as a plan of arrangement whereby the Company will become a wholly-owned subsidiary of YGC. Upon completion of the Arrangement, YGC will change its name to Yukon-Nevada.  Under the agreed upon terms, shareholders of Queenstake will receive one common share of Yukon-Nevada for each ten shares of Queenstake held.  The business combination is subject to shareholder, court and regulatory approvals and other conditions precedent, including a minimum Cdn$ 80.0 million net proceeds financing to be completed by YGC for the benefit of Yukon-Nevada.   The respective shareholder meetings of the Company and YGC are scheduled to be held on May 18, 2007.

Upon completion of the combination with YGC, the Company is obligated to pay its financial advisors, Blackmont Capital Inc. of Toronto, a success fee equal to 1.25 percent of the market capitalization of the Company upon completion.

Legal

The Company may be involved in various claims, legal proceedings and complaints arising in the ordinary course of business.  The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which the Company may be required to pay by reason thereof, will have a material effect on the future conditions or future results of operations for the Company.

The Company filed suit on January 19, 2007 against American International Specialty Lines Insurance Company, a subsidiary of AIG, (the “Insurance Company”) in United States District Court for the District of Colorado.  The suit seeks $8.4 million for construction of the evaporation pond at the Company’s Jerritt Canyon operations in Nevada plus an unspecified amount for additional damages as a result of the Insurance Company’s failure to reimburse Queenstake under its reclamation costs insurance policy.  The matter has been referred to arbitration.  Queenstake is being represented in this matter by Anderson Kill & Olick, P.C. of New York.

Environmental

The Company engages in mining, development and exploration activities, which are subject to various federal and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and may become more restrictive.  The Company conducts its operations in a manner to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations.